Via Facsimile and U.S. Mail
Mail Stop 6010

October 18, 2007

Mr. Jeffrey D. Miller
Senior Vice President and
Chief Financial Officer
Donegal Group
1195 River Road
P.O. Box 302
Marieta, PA 17547-0302

Re: Donegal Group
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 13, 2007
File Number: 000-15341

Dear Mr. Miller:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief